Jeffrey A. Baumel
973.912.7189
jbaumel@sonnenschein.com

April 6, 2009

United States Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Mail Stop 4561 Washington, DC 20549-3561

Attn:	Erin Martin

Re:	One Liberty Properties, Inc. Registration Statement on Form S-3 Filed on March 26, 2009 Response Letter Dated April 3, 2009 File No. 333-158215

Dear Ms. Martin:

By letter dated April 3, 2009 (the “SEC Letter”), the staff (the “Staff”) of the Securities and Exchange Commission provided comments on the Registration Statement on Form S-3 for One Liberty Properties, Inc. (the “Company”).  This letter sets forth the Company’s responses to the comments contained in the SEC Letter.  For your convenience, we have reproduced below in italics the Staff’s comments and have provided the Company’s responses immediately below each comment. The headings and numbered paragraphs below correspond to the headings and paragraph numbers in the SEC Letter.

General

1.
We note that you have filed this registration statement on Form S-3.  Please explain to us why you believe that you are eligible to use this form.  Please refer to General Instruction B.1 and B.6 to Form S-3 for guidance.

Company Response

The Company understands that it is eligible to use Form S-3 in accordance with General Instruction B.6 of Form S-3.  The Company understands that, the aggregate market value of securities sold by or on behalf of it pursuant to such General Instruction B.6 during the period of 12 calendar months immediately prior to, and including, the sale, is not more than one-third of the aggregate market value of the voting and non-voting common equity held by non-affiliates of the Company.  The Company confirms, supplementally, that it has not sold any securities in accordance with any registration statement on Form S-3 and, in particular, the Registration Statement on Form S-3, filed on September 12, 2003 (No. 333-108765), at any time in the last 12 months.

2.
We note your disclosure in the “Calculation of Registration Fee” section that you are relying on Rule 415(a)(6) of Regulation C for this offering.  Please explain to us why you believe that you are eligible to rely on Rule 415(a)(6) for this offering.  Also explain to us how the company is able to rely on Rule 429.  See Compliance and Disclosure Interpretations, Securities Act Rules, Questions 212.22 and 212.23.  Furthermore, please advise as to whether any sales have been made under your prior registration statement that was filed on September 12, 2003 after November 30, 2008.

Company Response

The Company has amended the Registration Statement in an Amendment No. 1 to remove references to the Registration Statement on Form S-3, filed on September 12, 2003 (No. 333-108765), and has included for registration the sale of a number of securities as shall have an aggregate offering price of no more than $50,000,000 of securities.  The Company has submitted a registration fee on this date in the amount of $2,790.

3.
We note your disclosure in the “Calculation of Registration Fee” section that you are relying upon Rule 457(p) in order to apply the filing fee from the prior registration statement.  We also note that the initial filing date of the prior registration statement was September 12, 2003.  Please explain to us why you believe you are able to rely on Rule 457(p).

Company Response

As noted in response to Comment 2, above, the Company has amended the Registration Statement in an Amendment No. 1 to remove references to the Registration Statement on Form S-3, filed on September 12, 2003 (No. 333-108765), and has submitted a registration fee on this date in the amount of $2,790.

Part II.  Information Not Required In Prospectus, Page II-1

Index to Exhibits

Exhibit 8.1

4.	Please include counsel’s consent for your tax opinion when it is filed.

Company Response

 Amendment No. 1 to the Registration Statement on Form S-3 includes on Exhibit 8.1 thereto the tax opinion, and the consent thereof.

If you have any questions, or if we may be of any assistance, please do not hesitate to contact the undersigned at (973) 912-7189 or Jacqueline Farinella at (212) 768-5385.

Sincerely,

/s/ Jeffrey A. Baumel
Jeffrey A. Baumel
Partner

cc:           Mr. Simeon Brinberg, Vice President One Liberty Properties, Inc.